Exhibit 12

John Deere Capital Corporation and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

(thousands of dollars)

	2004	2003	2002	2001	2000

Earnings:

Income before income taxes and changes in accounting	$410,621	$427,940	$370,972	$245,662	$216,712

Fixed charges	334,521	367,223	382,547	459,348	447,169

Total earnings	$745,142	$795,163	$753,519	$705,010	$663,881

Fixed charges:

Interest expense	$327,451	$360,127	$374,883	$452,032	$440,220

Rent expense	7,070	7,096	7,664	7,316	6,949

Total fixed charges	$334,521	$367,223	$382,547	$459,348	$447,169

Ratio of earnings to fixed charges *	2.23	2.17	1.97	1.53	1.48

“Earnings” consist of income before income taxes, the cumulative effect of changes in accounting and fixed charges.  “Fixed charges” consist of interest on indebtedness, amortization of debt discount and expense, an estimated amount of rental expense under capitalized leases which is deemed to be representative of the interest factor and rental expense under operating leases.

*                 The Company has not issued preferred stock.  Therefore, the ratios of earnings to combined fixed charges and preferred stock dividends are the same as the ratios presented above.